UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934



                              WPI Group, Inc.
       -------------------------------------------------------------
                              (Name of Issuer)


                       Common Stock, $0.01 par value
       -------------------------------------------------------------
                      (Title of Class and Securities)


                                 929930k107
       -------------------------------------------------------------
                               (CUSIP Number)

                       Sunrise Capital Partners, L.P.
                        685 Third Avenue, 15th Floor
                             New York, NY 10017
                             Att: Joseph Julian
                                212-582-3015
       -------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                               August 9, 2000
                       (Date of Event which Requires
                         Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                SCHEDULE 13D

     CUSIP No.  929930k107
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Sunrise Capital Partners, L.P.
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (X)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*

                  WC
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                    9,514,944
            SHARES
                                   --------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                     1,359,342
             EACH
                                   --------------------------------------
            REPORTING                9.   SOLE DISPOSITIVE POWER
            PERSON                      9,514,944
             WITH
                                   --------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        None
     -------------------------------------------------------------------

     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 10,874,286
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
            57%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON

            PN
     -------------------------------------------------------------------



      This Schedule 13D is being filed pursuant to Rule 13d-2 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act") by Sunrise Capital Partners, L.P., a Delaware limited partnership ("Sunrise"), with respect to the common stock, par value $0.01 per share (the "Common Stock"), of WPI Group, Inc. (the "Company").

Item 1.  SECURITY AND ISSUER

      This Schedule relates to the Common Stock, $0.01 par value, of WPI Group, Inc., 1155 Elm Street, Manchester, New Hampshire 03101.

Item 2. IDENTITY AND BACKGROUND

      (a) - (c)

      This statement is filed by Sunrise Capital Partners, L.P.
("Sunrise"), a limited partnership organized under the laws of the State of Delaware. Pursuant to the requirements of General Instruction C to Schedule 13D, information contained in this Schedule 13D is also provided for the following persons:

      (a)   Sunrise Advisors, LLC, the general partner of Sunrise; and

      (b)   David A. Preiser, the managing member of Sunrise Advisors, LLC.

Sunrise Capital Partners, L.P.

            Sunrise is a private investment fund. The principal business address of Sunrise, which also serves as its principal office, is 685 Third Avenue, 15th Floor, New York, NY 10017.

Sunrise Advisors, LLC

            Sunrise Advisors, LLC ("Advisors") is a Delaware limited liability company, the principal business of which is serving as the general partner of Sunrise Capital Partners, L.P. The principal business address of Sunrise Advisors, LLC, which also serves as its principal office, is 685 Third Avenue, 15th Floor, New York, NY 10017.

David A. Preiser

            David A. Preiser ("Preiser") is a citizen of the state of Connecticut. Preiser's present principal occupation or employment is serving as Managing Member of Sunrise Advisors, LLC. Preiser's business address is 685 Third Avenue, 15th Floor, New York, NY 10017.

            Sunrise, Advisors and Preiser are hereinafter sometimes collec tively referred to as the "Item 2 Persons."

      (d)- (e)

            None of the Item 2 Persons and none of the executive officers, controlling persons and directors of the Item 2 Persons have, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding resulting in a judgment, decree, or final order relating to any violation of federal or state securities laws.

      (f) All of the Item 2 Persons that are individuals are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

      The source of funds used for the purchase of securities is cash held by Sunrise for investment. The amount is $11,446,784.29.

Item 4.  Purpose of Transaction.

The Convertible Note Agreement

      On July 31, 2000, Sunrise entered into a certain Convertible Note Agreement, by and among Sunrise, the Company and the subsidiaries of the Company (the "Convertible Note Agreement"). Pursuant to the terms of the Convertible Note Agreement, Sunrise and certain participants (including certain members of the Company's management and members of the Allard-Nazarian Group) agreed to purchase from the Company a combination of convert ible promissory notes (the "Notes"), Common Stock, and warrants representing the right to purchase shares of Common Stock (the "Warrants"). The Notes, the Warrants and the shares of Common Stock purchased pursuant to the Convertible Note Agreement are collectively referred to herein as the "Securities". The Convertible Note Agreement was entered into by Sunrise for investment purposes. The Company entered into the Convertible Note Agreement in order to enhance its liquidity and refinance its existing indebtedness.

      The Notes are convertible at any time at the option of the holders thereof into Common Stock of the Company at a price of $1.75 per share, subject to adjustment under certain circumstances. The Company may also require the holders to convert their Notes into Common Stock if certain requirements relating to the trading price and trading volume of the Com pany's Common Stock are met.

      The Warrants have an exercise price of $1.75 per share, subject to adjustment under certain circumstances, and are exercisable at any time before the scheduled expiration date five years from the date of issuance.

      Pursuant to the Convertible Note Agreement, and subject to the terms and conditions thereof, Sunrise and the other participants will purchase the Securities from the Company in three series. The first series of Securities ("Term A") will consist of Notes in aggregate principal amount of $14,116,875, a total of 1,833,906 shares of Common Stock and Warrants representing the right to purchase in the aggregate 1,613,357 shares of Common Stock. The second series of Securities ("Term B") will consist of Notes in aggregate principal amount of $5,000,000 and Warrants representing the right to purchase in the aggregate 571,427 shares of Common Stock. The third series of Securities ("Term C") will consist of Notes in an aggregate principal amount of up to $5,000,000 (the exact amount to specified by Sunrise) and Warrants representing the right to purchase in the aggregate the number of shares of Common Stock equal to (x) the number of shares of Common Stock that would be issuable upon conversion of the Term C Notes multiplied by (y) .20.

      Pursuant to the terms of the Convertible Note Agreement, the Company will pay to Sunrise and the other participants a closing fee equal to 2% of the aggregate principal amount of the Notes purchased in each series. The closing fee may be paid in cash upon sale of each series of Securities, or it may be paid "in kind" by delivery of additional promissory notes in an aggregate principal amount equal to the amount of such unpaid closing fee.

      On August 9, 2000, Sunrise and the other participants purchased from the Company the Term A Securities for an aggregate purchase price of $14,116,875.00. Sunrise purchased (i) Notes in aggregate principal amount of $11,446,784.29; (ii) 1,534,900 shares of Common Stock; and (iii) Warrants representing the right to purchase in the aggregate 1,308,204 shares of Common Stock. The purchase price for the Securities purchased by Sunrise was $11,446,784.29. Based on the conversion price of $1.75, the Notes purchased by Sunrise are convertible into 6,541,020 shares of Common Stock.

      As part of the sale of the Term A Securities, the Company was obligated to pay to Sunrise and the other participants a closing fee equal to $282,337.50. Sunrise's portion of the closing fee was equal to $228,935.69. The Company elected not to pay the closing fee in cash, and instead delivered addtional Notes in aggregate principal amount of the unpaid fees. The Notes received by Sunrise in lieu of the closing fee are convertible into 130,820 shares of Common Stock.

      Subject to the terms and conditions of the Convertible Note Agreement, Sunrise plans to acquire beneficial ownership of additional securities of the Company through the purchase of the Term B and Term C Securities. Sunrise's obligation to purchase the Term B Securities and the Term C Securities is subject to a number of conditions, including approval by the Company's stockholders of an amendment to the Company's Articles of Incorporation increasing the number of shares of Common Stock which the Company is authorized to issue. This amendment is discussed in more detail below.

      The Item 2 Persons disclaim membership in any group with respect to the acquisition of Common Stock or other Securities through the Convertible Note Agreement.

The Stockholders Agreement

      Concurrently with the purchase of the Term A Securities, Sunrise entered into a certain Stockholders Agreement, dated as of August 9, 2000 (the "Stockholders Agreement"), by and among Sunrise, The John R. Allard Revocable Trust of 1993, Kim A. Socha, The Michael E. Allard Revocable Trust of 1994, Lisa A. Dibrigida, Gerald R. Allard, The Samy Nazarian Trust, The David and Angella Nazarian Family Trust, Younes Nazarian, Richard A. Beyer and Michael Foster. Pursuant to the Stockholders Agreement, the parties thereto have agreed to vote their respective owned shares of Common Stock (i) in favor of an amendment to the Articles of Incorporation of the Company providing for an increase in the number of shares of common stock permitted to be issued by the Company from 20,000,000 to 75,000,000 (the "Charter Amendment"), and (ii) in favor of up to four nominees to the board of directors of the Company that are designated in writing by Sunrise.

      The purpose of the Stockholders Agreement is to facilitate stockholder approval of the Charter Amendment. The Charter Amendment will enable the Company to reserve for issuance additional shares of Common Stock that would be issuable upon conversion of the additional Notes and upon exercise of the additional Warrants to be sold by the Company pursuant to the Convertible Note Agreement. The obligation of Sunrise to purchase additional Notes and Warrants is conditioned upon stockholder approval of the Charter Amendment.

      The Stockholders Agreement will also facilitate the election of the nominees to the Company's board of directors that are designated by Sunrise. Pursuant to the Convertible Note Agreement, for so long as any Notes remain outstanding, the Company has agreed to nominate for election to the Company's Board of Directors at least four nominees designated by Sunrise. The Stock holders Agreement ensures that the other parties to the agreement vote their shares of Common Stock in favor of the Sunrise nominees.

      The shares subject to the Stockholders Agreement are as follows:

                                                       Shares of
Owner of Record                                       Common Stock

Sunrise Capital Partners, L.P.                         1,534,900
                                                       =========

The John R. Allard Revocable
Trust of 1993                                            14,390

Kim A. Socha                                             30,878

The Michael E. Allard
Revocable Trust of 1994                                  30,878

Lisa A. Dibrigida                                        30,878

Gerald R. Allard                                        482,378

The Samy Nazarian Trust                                  51,648

The David & Angella Nazarian Family Trust                27,469

Younes Nazarian                                          75,451

Richard A. Beyer                                          6,715

Michael Foster                                          608,657
                                                        -------

Total Shares not Owned by Sunrise                     1,359,342
                                                      =========


      The 1,359,342 shares of Common Stock which are subject to the Stockholders Agreement and not owned of record by Sunrise are referred to herein as the "Stockholders Agreement Shares." The Stockholders Agreement also provides that Common Stock acquired by any party thereto at any time after execution of the Stockholders Agreement will be subject to the voting requirements contained therein. To the extent any of the other parties to the Stockholders Agreement acquire additional Common Stock after the date of this Schedule 13D, including by conversion or exercise of Securities purchased pursuant to the Convertible Note Agreement, Sunrise will be deemed to acquire beneficial ownership of those shares by virtue of the Stockholders Agreement.

      The Stockholders Agreement terminates upon maturity and repayment in full of the last series of Notes issued pursuant to the Convertible Note Agreement.

      The Item 2 Persons disclaim membership in any group with respect to the Stockholders Agreement.

      Other than as specifically set forth above, Sunrise and the other
Item 2 Persons possess no rights or powers to vote, direct the voting of, dispose or direct the disposition of the Stockholders Agreement Shares. The
Item 2 Persons disclaim beneficial ownership of the Stockholders Agreement
Shares.

                                  * * * *
      The Item 2 Persons may buy or sell additional shares of Common Stock pursuant to the Convertible Note Agreement, in the open market or otherwise on such terms and at such times as the Item 2 Persons consider desirable. Any decision by the Item 2 Persons to increase, decrease, or dispose of their position in the Company would be based upon factors, including but not limited to, the business of the Company, the price of the Common Stock, the terms and conditions of the transaction and prevailing market conditions.

      Except as set forth in this Schedule 13D, the Item 2 Persons have no present plans or proposals that relate to or would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

      (a)

      Sunrise

      Sunrise is deemed to beneficially own a total of 10,746,366 shares of Common Stock, comprised of the following:

Common Stock owned of record:                    1,534,900
Common Stock issuable upon
exercise of the Warrants held
by Sunrise:                                      1,308,204
Common Stock issuable upon
conversion of the Notes held by
Sunrise:                                         6,671,840
Shares of Common Stock not
owned by Sunrise that are the
subject of the Stockholders
Agreement:                                       1,359,342
                                                 ---------
Total Common Stock
Beneficially Owned by Sunrise:                  10,874,286
                                                ==========


The 10,874,286 shares deemed to be beneficially owned by Sunrise represent approximately 57% of the fully-diluted number of outstanding shares of Common Stock of the Company.

      All Other Item 2 Persons

      Because of their direct or indirect ownership interests in, or control of, Sunrise, all other Item 2 Persons may be deemed to beneficially own under Rule 13d-3 of the Act 10,874,286 shares of Common Stock, which constitutes approximately 57% of of the fully-diluted number of outstanding shares of Common Stock of the Company.

      (b)

      Sunrise

      Sunrise possesses (or will possess upon issuance of such shares) the sole voting power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 9,514,944 shares of Common Stock, which constitutes approximately 50% of the fully-diluted number of outstand ing shares of Common Stock of the Company.

      Sunrise possesses the shared power to vote or direct the vote of 1,359,342 shares of Common Stock, which constitutes approximately 7% of the fully-diluted number of outstanding shares of Common Stock of the Company.

      All Other Item 2 Persons

      Because of their direct or indirect ownership interests in, or control of, Sunrise, all other Item 2 Persons may be deemed to possess (or will be deemed to possess upon issuance of such shares)the sole voting power to vote or direct the vote of, and the sole power to dispose or direct the disposi tion of, 9,514,944 shares of Common Stock, which constitutes approximately 50% of the fully-diluted number of outstanding shares of Common Stock of the Company.

      Because of their direct or indirect ownership interests in, or control of, Sunrise, all other Item 2 Persons may be deemed to possess the shared power to vote or direct the vote of 1,359,342 shares of Common Stock, which constitutes approximately 7% of the fully-diluted number of outstanding shares of Common Stock of the Company.

(c) As described in ITEM 4 of this Schedule 13D, Sunrise entered into the Convertible Loan Agreement on July 31, 2000 and the Stockholders Agreement on August 9, 2000. Both of these transactions resulted in the acquisition of beneficial ownership of Common Stock. Both of these transactions were consummated in the last 60 days.

(d) Other than with respect to the voting rights granted pursuant to the Stockholders Agreement, the Item 2 Persons possess no powers, rights or privileges with respect to the Stockholders Agreement Shares. All other powers, rights and privileges with respect to the Stockholders Agreement Shares remain with the record owners of such shares, including the right to vote on all matters unrelated to the matters covered by the Stockholders Agreement, the right to receive and the power to direct the receipt of dividends from such shares, and the power to direct the proceeds from the sale of such shares.

(e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      As described above, Sunrise has entered into the Convertible Note Agreement with the Company providing for the sale of additional Securities of the Company to Sunrise.

      In connection with the purchase of Securities by Sunrise contemplated by the Convertible Note Agreement, Sunrise is entitled to receive from the Company a closing fee equal to 2% of the aggregate principal amount of each series of Notes purchased by Sunrise. The closing fee may be paid by the Company in cash or "in kind" by delivery of additional Notes in aggregate principal amount of such fee.

      In addition, Advisors is entitled to receive from the Company a transac tion fee equal to 2% of the aggregate principal amount of each series of Notes issued by the Company. The transaction fee is compensation for the services performed by Advisors in connection with each such issuance. The transaction fee is payable in cash upon issuance of each series of Notes.

      Pursuant to the Convertible Note Agreement, Advisors is also entitled to receive from the Company an annual administration fee while any Notes remain outstanding. The administration fee is payable in cash in quarterly install ments.


Item 7.  Material to be Filed as Exhibits.

      Exhibit I Convertible Note Agreement, dated as of July 31, 2000, By and among WPI Group, Inc., WPI Electronics, Inc., WPI Magnetec, Inc., WPI Micro Palm, Inc., WPI Power Systems, Inc., WPI Termiflex, Inc., WPI Micro Processor Systems, Inc., WPI Decisionkey, Inc., WPI UK Holding, Inc., WPI UK Holding II, Inc., WPI Oyster Terminals, Inc., WPI Husky Technology, Inc., and WPI Instruments, Inc. as Borrowers, and Sunrise Capital Partners, L.P. As Lender.

      Exhibit II Stockholders Agreement, dated as of August 9, 2000, made by and among Sunrise Capital Partners, L.P. and each of The John R. Allard Revocable Trust of 1993, Kim A. Socha, The Michael E. Allard Revocable Trust of 1994, Lisa A. Dibrigida, Gerald R. Allard, The Samy Nazarian Trust, The David and Angella Nazarian Family Trust, Younes Nazarian, Richard A. Beyer and Michael Foster.


                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                August 19, 2000
                                             --------------------------------
                                                     (Date)


                                             --------------------------------
                                                   (Signature)


                                                  Joseph Julian
                                                    Principal
                                             --------------------------------
                                                   (Name/Title)



                               EXHIBIT INDEX


      Exhibit I Convertible Note Agreement, dated as of July 31, 2000, By and among WPI Group, Inc., WPI Electronics, Inc., WPI Magnetec, Inc., WPI Micro Palm, Inc., WPI Power Systems, Inc., WPI Termiflex, Inc., WPI Micro Processor Systems, Inc., WPI Decisionkey, Inc., WPI UK Holding, Inc., WPI UK Holding II, Inc., WPI Oyster Terminals, Inc., WPI Husky Technology, Inc., and WPI Instruments, Inc. as Borrowers, and Sunrise Capital Partners, L.P. As Lender.

      Exhibit II Stockholders Agreement, dated as of August 9, 2000, made by and among Sunrise Capital Partners, L.P. and each of The John R. Allard Revocable Trust of 1993, Kim A. Socha, The Michael E. Allard Revocable Trust of 1994, Lisa A. Dibrigida, Gerald R. Allard, The Samy Nazarian Trust, The David and Angella Nazarian Family Trust, Younes Nazarian, Richard A. Beyer and Michael Foster.